UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

QUANTUM SOLAR POWER CORP.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

74766C102
(CUSIP Number)

JAMES BARTHOLOMEW MCCARNEY
8 St Georges Street
Douglas, Isle of Man
IM1 1AH
+44 (0) 1624 665100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74766C102

1.	Names of Reporting Person:	MOATCROFT LIMITED.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]
NOT APPLICABLE
3.	SEC Use Only:
4.	Source of Funds (See Instructions):	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		N/A
6.	Citizenship or Place of Organization:	Isle of Man
Number of Shares Beneficially by Owned by Each Reporting Person With:
7.	Sole Voting Power:	31,000,000 shares of common stock
8.	Shared Voting Power:	Not Applicable
9.	Sole Dispositive Power:	31,000,000 shares of common stock
10.	Shared Dispositive Power:	Not Applicable
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,000,000 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11):	20.7%
14.	Type of Reporting Person (See Instructions):	CO

CUSIP No. 74766C102

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of the Issuer. The principal executive offices of the Issuer are located at 300 -1055 West Hastings Street, Vancouver, British Columbia, Canada V63 2E9

ITEM 2. IDENTITY AND BACKGROUND

MOATCROFT LIMITED (“Moatcroft” or the “Reporting Person”).

The address of the corporate office of Moatcroft is at 8 St Georges Street, Douglas, Isle of Man, IM1 1AH. The principal business of Moatcroft is to hold investments in other companies. Moatcroft is a corporation organized under the laws of the Isle of Man.

During the past five years, the Reporting Person has not been:

(a)	convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or

(b)

a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 27, 2010, Moatcroft acquired 31,000,000 shares of the Issuer's common stock. The shares were acquired as a result of the acceptance by Moatcroft of an offer to exchange 31,000,000 common shares of Canadian Integrated Optics, BC Ltd. ("CIO-BC"), a British Columbia company, held by Moatcroft in exchange for 15,500,000 shares of common stock of the Issuer held by Canadian Integrated Optics (IOM) Limited ("CIO-IOM") under a take-over bid offering made November 18, 2010 by CIO-IOM to all the shareholders of CIO-BC. The consideration paid by Moatcroft was its 15,500,000 shares of CIO-BC.

ITEM 4. PURPOSE OF TRANSACTION.

On December 27, 2010, Moatcroft acquired 31,000,000 shares of the Issuer's common stock. The shares were acquired as a result of the acceptance by Moatcroft of an offer to exchange 15,500,000 common shares of Canadian Integrated Optics, BC Ltd. ("CIO-BC"), a British Columbia company, held by Moatcroft in exchange for 31,000,000 shares of common stock of the Issuer held by Canadian Integrated Optics (IOM) Limited ("CIO-IOM") under a take-over bid offering made November 18, 2010 by CIO-IOM to all the shareholders of CIO-BC. The consideration paid by Moatcroft was its 15,500,000 shares of CIO-BC.

On November 18, 2010, Canadian Integrated Optics (IOM) Limited (“CIO-IOM”) made an offer (the "Offer") to purchase all of the outstanding common shares of Canadian Integrated Optics, BC Ltd. (“CIO-BC”) from the CIO-BC shareholders. Under the terms of the Offer, each CIO-BC common share tendered in the Offer and accepted for purchase was exchanged for two shares of the Issuer's common stock held by CIO-IOM. CIO-IOM made the Offer in order for it to acquire, directly or indirectly, at least 90% of all of the issued and outstanding CIO-BC common shares on a fully-diluted basis.

As a result of the acquisition, the Reporting Person became a beneficial owner of more than five percent of the Issuer’s common stock

CUSIP No. 74766C102

As of the date hereof, except as otherwise disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

     As of the date of this Report, the Reporting Person beneficially owned the following securities of the Issuer:

Name	Class of Securities	Number of Securities(1)	Percentage of Class
Moatcroft Limited	Common Stock	31,000,000 (direct)	20.7%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Schedule 13D Statement. As of February 26, 2012, there were 149,641,692 shares of common stock issued and outstanding.

CUSIP No. 74766C102

(b)	Power to Vote and Dispose of the Issuer Shares:

All of the 31,000,000 shares of the Issuer’s common stock beneficially owned Moatcroft are owned directly by Moatcroft, which possesses the sole power to vote and dispose of those common shares.

(c)	Transactions Effected During the Past 60 Days:

None.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOATCROFT LIMITED.

Date: March 1, 2012	By: /s/ James Bartholomew McCarney
James Bartholomew McCarney,
Authorized Signatory